大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2004/UOB2004/UOB-A34-Resignation of SWH/sc/atl

19 OCT 2004

04045861

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2004 NOV -2 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RESIGNATION OF A DIRECTOR

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

dlw 11/3

Enc

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

RESIGNATION OF DIRECTOR

ANNOUNCEMENT

Singapore, 19 October 2004 - United Overseas Bank Limited wishes to announce that Mr Sim Wong Hoo has resigned as director and member of the Nominating Committee of United Overseas Bank Limited with effect from 17 October 2004.

Chan

Mrs Vivien Chan
Company Secretary